FORM 5

☐ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

☐ Form 3 Holdings Reported

☒ Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*
Hanna, David J.
(Last) (First) (Middle)
5858 NE 87th Avenue
(Street)
Portland, OR 97220-0000
(City) (State) (Zip)

2. Issuer Name and Ticker or Trading Symbol
YoCream International, Inc. YOCM

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
October 2001

5. If Amendment, Date of Original (Month/Year)
12/27/2001

6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)
X Director
X 10% Owner
X Officer (give title below)
___ Other (specify below)
President

7. Individual or Joint/Group Reporting
(check Applicable Line)
X Form filed by One Reporting Person
___ Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) Amount	(A) or (D)	Price	5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	05/03/2001	S4	2,200	D	$3.750		D	
Common Stock	05/08/2001	S4	100	D	$3.750		D	
Common Stock	10/05/2001	S4	500	D	$3.750		D	
Common Stock	10/09/2001	S4	2,250	D	$3.800		D	
Common Stock	10/11/2001	S4	2,250	D	$3.850		D	
Common Stock	10/30/2001	S4	2,500	D		255,493	D	
Common Stock						1,044	I	By 401(k)

* If the form is filed by more than one reporting person, see instruction 4(b)(v).

(Over)
SEC 2270 (3-99)

FORM 5 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3.Transaction Date (Month/Day/Year)	4.Transaction Code (Instr.8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Non-Qualified Stock Option (right to buy)	$0.000	02/28/2001	H4 (1)		7,000			Common Stock	7,000	$1.750	0	D	
Non-Qualified Stock Option (right to buy)	$4.000					05/15/2000	10/31/2004	Common Stock	5,500		5,500	D	
Non-Qualified Stock Option (right to buy)	$3.210					07/26/2001	06/30/2006	Common Stock	5,000		5,000	D	

Explanation of Responses: **This amended Form 5 is filed for the purpose of correcting an error in the reported holdings which were previously overstated.**

See attached statement

05/22/2002

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

** Signature of Reporting Person   Date

Cliff E. Spencer, Attorney-in-Fact for
David J. Hanna

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient,
   see Instruction 6 for procedure.

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Form 5 - October 2001

Hanna, David J.

5858 NE 87th Avenue

Portland, OR 97220-0000

Explanation of responses:

(1)   **In lieu of exercising the stock option, the reporting person surrendered the stock option to the issuer for cancellation in exchange for payment in an amount equal to the difference between the exercise price and the market price.**